Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

VOLUNTARY ANNOUNCEMENT
ADJUSTMENT TO THE CONVERSION RATE OF THE
CONVERTIBLE SENIOR NOTES

Reference is made to: (i) our announcements dated May 23, 2024, May 24, 2024 and May 30, 2024 (the “Notes Announcements”) in relation to our offering of convertible senior notes (the “Notes”); and (ii) the announcement of our March quarter 2024 and fiscal year 2024 results dated May 14, 2024 in relation to, among other things, the declaration of an annual regular cash dividend for fiscal year 2024 in the amount of US$0.125 per ordinary share or US$1.00 per ADS and a one-time extraordinary cash dividend as a distribution of proceeds from disposition of certain financial investments in the amount of US$0.0825 per ordinary share or US$0.66 per ADS (the “2024 Dividend”). Unless otherwise defined, all capitalized terms used herein shall have the same meanings as defined in the Notes Announcements.

We hereby announce that as a result of the declaration of the 2024 Dividend and pursuant to the terms and conditions of the Notes, the initial conversion rate of the Notes was adjusted from 9.5202 ADSs per US$1,000 principal amount of the Notes to 9.7271 ADSs per US$1,000 principal amount of the Notes and the maximum conversion rate of the Notes (taking into account the make-whole adjustments in the event of certain corporate events as disclosed in the Notes Announcements) was adjusted from 12.3762 ADSs per US$1,000 principal amount of the Notes to 12.6452 ADSs per US$1,000 principal amount of the Notes, with effect from June 13, 2024.

Following the above adjustment, the maximum number of ordinary shares (including in the form of ADS) that we may issue upon full conversion of the Notes and taking into account the make-whole adjustments in the event of certain corporate events as disclosed in the Notes Announcements increased from 495,048,000 ordinary shares to 505,808,000 ordinary shares. An application has been made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, such additional ordinary shares.

For the avoidance of doubt, the terms and conditions of the Notes otherwise remain unchanged.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, August 15, 2024

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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